                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549



                                    SCHEDULE 13G

                     UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO.   22   )*

                                     Graco Inc.
------------------------------------------------------------------------------
                                  (Name of Issuer)

                                       Common
------------------------------------------------------------------------------
                           (Title of Class of Securities)

                                    384109-10-4
                                    -----------
                                   (CUSIP Number)

                                   April, 30 1999
                                   --------------
              (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
     Schedule is filed:
                         /X/    Rule 13d-1(b)
                         / /    Rule 13d-1(c)
                         / /    Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 PAGE 1 OF 6 PAGES
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     CUSIP NO. 384109-10-4              13G               PAGE 2 OF 6 PAGES

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     1     NAME OF REPORTING PERSON S.S. or l.R.S.
           IDENTIFICATION NO. OF ABOVE PERSON
           U.S. Bancorp
           601 2nd Ave. South
           Minneapolis, MN 55402-4302
           Tax I.D. No.: 41-0255900
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     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           Not Applicable
                                                                 (a) -
                                                                 (b) -

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     3     SEC USE ONLY





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     4     CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware, U.S.A.

-------------------------------------------------------------------------------
                    5     SOLE VOTING POWER

      NUMBER OF                              901,733
                  -------------------------------------------------------------
       SHARES       6     SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                               1,152,757
                  -------------------------------------------------------------
        EACH        7     SOLE DISPOSITIVE POWER
     REPORTING
       PERSON                                22,351
                  -------------------------------------------------------------
        WITH        8    SHARED DISPOSITIVE POWER

                                             1,162,902
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     9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                             2,071,842

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     10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



-------------------------------------------------------------------------------
     11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                             10.21%

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     12    TYPE OF REPORTING PERSON*

           H.C

--------------------------------------------------------------------------------

                        SEE INSTRUCTION BEFORE FILLING OUT!

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                                 PAGE 3 OF 6 PAGES

ITEM 1

     a.   NAME OF ISSUER:

          Graco, Inc.

     b.   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

          Graco, Inc.
          4050 Olson Memorial Hwy
          Golden Valley, Minnesota  55422

ITEM 2

     a.   NAME OF PERSON FILING:

          U.S. Bancorp

     b.   ADDRESS OF PERSON'S FILING PRINCIPAL EXECUTIVE OFFICES:

          601 2nd Ave South
          Minneapolis, MN  55402-4302
          United States

     c.   TITLE OF CLASS OF SECURITIES:

          COMMON

     d.   CUSIP NUMBER:

          384109-10-4

ITEM 3

          The person filing this statement is a:
          (g) [x] Parent Holding Company

ITEM 4

     OWNERSHIP:
     a.   Amount beneficially owned:                                    2,071,842
     b.   Percentage of Class:                                            10.21%
     c.   Number of shares as to which such person has:

          1.        Sole power to vote or direct the vote:                          901,733
          2.        Shared power to vote or direct vote:                          1,152,757
          3.        Sole power to dispose or direct the disposition:                 22,351
          4.        Shared power to dispose or direct the disposition:            1,162,902


ITEM 5

     OWNERSHIP OF FIVE PERCENT OR LESS OF CLASS:  (   )

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                                                                     PAGE 4 OF 6
ITEM 6

     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

     Other persons have the right to receive or the power to direct the receipt of, dividend from, or the proceeds from the sale of, such securities. To our knowledge no interest of any such person relates to more than 5% of the class.

ITEM 7

     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY PARENT HOLDING Company

     See Exhibit A

ITEM 8

     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

     Not Applicable

ITEM 9

     NOTICE OF DISSOLUTION OF GROUP:

     Not Applicable


ITEM 10

     CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                     SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated:  May 10, 1999




 /s/ Merita Schollmeier
------------------------------
Merita Schollmeier
Vice President


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                                                                     PAGE 5 OF 6

                         SECURITIES AND EXCHANGE COMMISSION
                               Washington D. C. 20549

                                    SCHEDULE 13G
                     Under the Securities Exchange Act of 1934

                                     EXHIBIT A

The Schedule to which this attachment is appended is filed on behalf of the following subsidiary or subsidiaries listed below, which are classified as banks or brokers for the purposes of 17 CFR 140.13d-1 (b) (ii) (B).

          U.S. Bank National Association                U.S. Bank Trust National Association
          601 Second Ave. South                         180 East Fifth Street, Suite 200
          Minneapolis, Minnesota 55402-4302             St. Paul, MN  55101

          U.S. Bancorp Piper Jaffray Inc.               U.S. Bank Trust National Association SD
          222 South Ninth Street                        141 North Main Avenue
          Minneapolis, Minnesota 55402-3804             Sioux Falls, South Dakota  57117

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                                                                     PAGE 6 OF 6

                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                    SCHEDULE 13G

                               EXHIBIT B - DISCLAIMER

Information on the attached Schedule 13G is provided solely for the purpose of complying with Section 13(d) and 13(g) of the Securities Exchange Act of 1934 and Regulations promulgated under authority thereof and is not intended as an admission that U.S. Bancorp or any of its subsidiaries, is a beneficial owner of the securities described herein for any other purpose (including without limitation for purposes of the Minnesota Control Share Acquisition Act).